SIGA Technologies, Inc.
                         420 Lexington Avenue, Suite 601
                            New York, New York 10170


                                               January 12, 2005



VIA EDGAR AND FACSIMILE
-----------------------


Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549
Attention:  Anne Nguyen, Esq., Michael Reedich, Esq.


      Re:   SIGA Technologies, Inc.
            Registration Statement on Form S-3 (File No. 333-120742)
            -------------------------------------------------------

Dear Mr. Reedich:

      On behalf of SIGA Technologies, Inc., (the "Company") pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby respectfully requests that the effective date of the above-referenced Registration Statement on Form S-3 (File No. 333-120742) be accelerated so that it will become effective on January 14, 2005 at 3:00 p.m. (Eastern standard time), or as soon thereafter as is practicable.

      The undersigned, on behalf of the Company, hereby acknowledges that:

      o should the Commission or the Staff, acting pursuant to delegated authority, declare this filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

      o the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure of the filing; and

      o the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Please contact James Grayer of Kramer Levin Naftalis & Frankel LLP, corporate counsel to SIGA Technologies, Inc., at (212) 715-7616 upon the Registration Statement becoming effective.

                                    Very truly yours,


                                    /s/ Thomas N. Konatich
                                    ------------------------------
                                    Thomas N. Konatich
                                    Chief Financial Officer
                                    SIGA Technologies, Inc.